[Letterhead of Atlas Air Worldwide Holdings, Inc.]




                                December 6, 2005







Via EDGAR
---------
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213

Attention: David R. Humphrey
           Accounting Branch Chief
           Mail Stop 3651

     Re:   Atlas Air Worldwide Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2004 ("2004 Form 10-K") Filed June 30, 2005
           File No. 1-16545

Dear Mr. Humphrey:

     The purpose of this letter is to respond to the staff's comments in your letter dated November 21, 2005 to me, the President and Chief Executive Officer of Atlas Air Worldwide Holdings, Inc. ("Atlas") with respect to Atlas' 2004 Form 10-K. For your convenience, I have also set forth below each of the staff's comments.

Form 10-K (Fiscal Year Ended December 31, 2004)

Management's Discussion and Analysis, page 29

Results of Operations

1. Comment: Refer to your response to prior comment 3. If management believes that a comparative discussion of the segments would be misleading or overly confusing because attempts to disclose or explain exceptions that affect comparability would not be practicable, we will not object to the omission of such a discussion. However, if this is the case, please state this fact in the filing.

     Response: Atlas acknowledges the staff's comment. Atlas' management believes that a comparative discussion of the segments would be misleading and overly confusing because attempts to disclose or explain exceptions that affect comparability would not be practicable. Atlas intends to correspondingly omit such a comparative discussion with respect to periods prior to 2005, and Atlas will state such facts in such filings.

Consolidated Results, page 34

2. Comment: Refer to your response to prior comment 4. We note that you intend to disclose the impact of fuel surcharges in fiscal 2005 if significant and where changes in such revenue can be properly quantified. For all periods presented, current or prior, in which the impact of fuel surcharges appears significant but you are unable to quantify that impact due to system limitations, please state this fact in your narrative.

     Response: Atlas acknowledges the staff's comment, and for all periods presented, current or prior, in which the impact of fuel surcharges appears significant but Atlas is unable to quantify that impact due to system limitations, Atlas will state this fact in its narrative in such filing.

Financial Statements

Note 3.  Reorganization and Fresh-start Accounting, page 56


3. Comment: We have reviewed your response to prior comment 6 and note your disclosures included on pages 59-61 of the filing, and the related cross-reference to Note 3 contained in MD&A-Critical Accounting Policies:
     Fresh-Start Accounting on page 44. However, we believe Note 3 or MD&A should be expanded to discuss the factors used by the Company and financial consultants in determining the reorganization value, such as discount rates, tax rates, the number of years for which cash flows are projected, the method of determining terminal value, and the assumptions about which there was a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of the reorganization value (e.g., a description of the number of certain uncertainties and contingencies beyond the Company's control that impacted the estimates and assumptions used in determining the fair value of the assets and liabilities). Your current disclosure that estimates and assumptions are subject to uncertainties and contingencies is not sufficiently detailed and specific.

     Response: Atlas acknowledges the staff's comment, and in future filings that contain the accounting policy for fresh-start accounting Atlas will include additional specific information used in determining the reorganization value and a description of the uncertainties and contingencies beyond the Company's control that would impact the reorganization value.

     In some of our responses, we have agreed to change or supplement the disclosures in our future filings to enhance disclosure transparency, and not because we believe our prior filings were materially incomplete or inaccurate.

     If you wish to discuss any aspect of this letter, please contact me at
(914) 701-8688, Michael L. Barna, Senior Vice President and Chief Financial Officer at (914) 701-8129 or John W. Dietrich, Senior Vice President, General Counsel and Chief Human Resources Officer, at (914) 701-8327.

                               Sincerely,

                               /s/ Jeffrey H. Erickson
                               -------------------------------------
                               Jeffrey H. Erickson
                               President and Chief Executive Officer


cc:
   Michael L. Barna, Senior Vice President and Chief Financial Officer John W. Dietrich, Senior Vice President, General Counsel and Chief Human Resources Officer
   Adam R. Kokas, Esq.